Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Xense, Inc.
15 Hubble Num 200F
Irvine, CA 92618
https://www.xense.one/

Up to $617,993.97 in Class A Common Stock at $3.37
Minimum Target Amount: $14,999.87

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Xense, Inc.
Address: 15 Hubble Num 200F, Irvine, CA 92618
State of Incorporation: DE
Date Incorporated: April 23, 2018

Terms:

Equity

Offering Minimum: $14,999.87 | 4,451 shares of Class A Common Stock
Offering Maximum: $617,993.97 | 183,381 shares of Class A Common Stock
Type of Security Offered: Class A Common Stock
Purchase Price of Security Offered: $3.37
Minimum Investment Amount (per investor): $249.38

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Loyalty Bonus

Previous Reg. CF investors who invest in this offering round will receive an additional 10% bonus shares

Time-Based Perks

Early Bird 2: Invest $5,000+ within the first 2 weeks | 2% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks | 3% bonus shares

Early Bird 4: Invest $20,000+ within the first 2 weeks | 4% bonus shares

Early Bird 5: Invest $50,000+ within the first 2 weeks | 5 % bonus shares

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $5,000+ between days 35 - 40 and receive 8% bonus shares

Amount-Based Perks

Tier 1 Perk: Invest $5,000 + and receive 2% bonus shares

Tier 2 Perk: Invest $10,000 + receive 3% bonus shares

Tier 3 Perk: Invest $25,000 + receive 4% bonus shares

Tier 4 Perk: Invest $50,000+ and receive 5% bonus shares

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their

IRA account.

The 10% StartEngine Venture Club Bonus

XENSE Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. Venture Club bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class A Common Stock at $3.37 / share, you will receive 110 shares of Class A Common Stock, meaning you'll own 110 shares for $337. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed. Eligible investors will also receive the Venture Club Bonus and Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Overview

Xense Inc. (the "Company") is a Delaware corporation engaged in the research, development, and manufacturing of medical imaging devices, including those for computed tomography (CT) and general x-ray applications. The Company's core offering is an all-in-one CT and general radiology system it's developing, available through a planned subscription service model. This future model will target clinics, imaging centers, and hospitals, with sales spanning the US, Europe, and globally through online direct channels.

Corporate Structure & History

- Initial Formation: The Company was first incorporated on April 23, 2018, as Opah S.V. Inc. under Delaware law.

- Name Changes: The Company later rebranded to Xense Biotec Inc. on March 23, 2020, and subsequently to Xense, Inc. on May 17, 2021.

Intellectual Property:

The Company was granted an exclusive license from XenseLab LLC for 36 global patents 30 patents pending until the latter of the abandonment of all patent applications filed by XenseLab or the expiration of the last-to-expire patent.

XenseLab LLC is a California limited liability company formed on January 28, 2019, as an intellectual property (IP) holding company, managed by the Company's CEO, Ying Zhao, and is wholly co-owned by Ying Zhao and Ming Guo, Board Director of Xense Inc. XenseLab functions solely as an IP holding company to allow Xense Inc. to maintain ownership and control of its intellectual property through this holding entity. Any IP developed by XenseLab is exclusively licensed to Xense Inc. for applications in human health.

<u>Issued US Patents:</u>

US 11289095

-Application No.: 16/933814

-Title: METHODS FOR X-RAY IMAGING OF A SUBJECT USING MULTIPLE-ENERGY DECOMPOSITION

-Issue Date: 04/12/2022

US 11844640

-Application No.: 17/653347

-Title: METHODS FOR X-RAY IMAGING OF A SUBJECT USING MULTIPLE-ENERGY DECOMPOSITION

-Issue Date: 12/19/2023

US 11602315

-Application No.: 17/024467

-Title: X-RAY TOMOGRAPHY

-Issue Date: 03/14/2023

US D981565

-Application No.: 29/795866

-Title: MEDICAL IMAGING APPARATUS

-Issue Date: 03/21/2023

Pending US Patents:

US 18/500720

-Title: METHODS FOR X-RAY IMAGING OF A SUBJECT USING MULTIPLE-ENERGY DECOMPOSITION

-Filing Date: 11/2/2023

US 18/067481

-Title: X-RAY TOMOGRAPHY

-Filing Date: 12/16/2022

US 17/159779

-Title: APPARATUS AND METHODS FOR X-RAY IMAGING

-Filing Date: 1/27/2021

US 17/664855

-Title: X-RAY IMAGING SYSTEM

-Filing Date: 5/24/2022

US 18/562763

-Title: X-RAY IMAGING SYSTEM AND METHOD

-Filing Date: 11/20/2023

US 63/599454

-Title: IMPROVED IMAGING METHOD AND APPARATUS

-Filing Date: 11/15/2023

Competitors and Industry

Competitors:

Companies notable in this class are typically traditional companies such as Canon, Fuji, Philips, GE, Siemens, United Imaging, and several smaller players providing similar products.

Industry:

The Global Medical X-ray and CT markets are projected to represent $26 billion in annual revenue by 2026, according to [insert source]. Advanced CT and X-ray Medical Imaging is vital and ripe for disruptive innovation to make it widely available. High-quality advanced CT medical images can save lives and time but are out of reach for many clinics. Since the 1970s, a typical CT system has been configured as a tube or toroid configuration and has not been upgraded for 50 years.

Our unique platform imaging technology aims to disrupt this industry by offering faster, more accurate diagnostics, ultimately improving patient outcomes and reducing overall healthcare costs. Our focus on minimizing time to diagnosis and treatment sets us apart in this competitive landscape.

Current Stage and Roadmap

Current Stage

XENSE currently has 3 patents granted by the US Patent and Trademark Office. This enables an eco-friendly, low-radiation

all-in-one radiological system with advanced cross-sectional and 3D imaging capabilities, featuring an open design with less than 1 degree of movement. The Company's main technology platform, uTomo™, has successfully passed the validation through the proof of concept and R&D stages and is now in the prototyping phase. We are also in discussions with several large research institutions in the US for beta testing our first prototypes. The Company is currently in the pre-sales and pre-revenue stage of business development.

Future Roadmap

Our efforts for the next few years will be focused on market entry and expansion into outpatient and hospital medical imaging in x-ray imaging and or densitometer and or fluoroscope and or CT imaging. Application we will be focusing on could be any of the applications already approved for use for any of the modalities, which could include diagnosis and intervention of time critical illnesses such as in stroke management. Our goal is to establish a strong presence in the healthcare delivery industry by offering innovative and efficient imaging solutions.

The Team

Officers and Directors

Name: Ying Zhao

Ying Zhao's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO, CTO and Chairman of Board
  Dates of Service: April, 2018 - Present
  Responsibilities: Lead and Involve with all phases of development in product, r&d, marketing and sales and recruitment. Salary is less than $10K and she works up to 80 hours a week for Xense

Other business experience in the past three years:

- Employer: XenseLab LLC
  Title: Manager
  Dates of Service: January, 2019 - Present
  Responsibilities: Oversees all company operations and administration. Receives no salary and spends minimal time as needed working for this company

Name: William A Carpou

William A Carpou's current primary role is with Octane. William A Carpou currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: February, 2023 - Present
  Responsibilities: Board member and also the CEO of Octane who raises capital for 75 start-ups each year.

Other business experience in the past three years:

- Employer: Octane
  Title: CEO
  Dates of Service: April, 2015 - Present
  Responsibilities: Manage a VC fund and accelerate 75 companies per year.

Name: Ming Guo

Ming Guo's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: January, 2024 - Present
  Responsibilities: A non-executive Board member

Other business experience in the past three years:

- Employer: Ascentage Pharma (ex)
  Title: President & COO
  Dates of Service: September, 2009 - October, 2021
  Responsibilities: Day-to-day management & chief operating officer.

Other business experience in the past three years:

- Employer: Venquis Therapeutics
  Title: BD Consultant
  Dates of Service: November, 2023 - Present
  Responsibilities: Consulting

Name: William Travis Ault

William Travis Ault 's current primary role is with Fieldpiece Instruments . William Travis Ault currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: July, 2021 - Present
  Responsibilities: I am an investor and Board Member for Xense

Other business experience in the past three years:

- Employer: Fieldpiece Instruments
  Title: Board Chairman
  Dates of Service: May, 2007 - Present
  Responsibilities: I am the Chairman of the board and former CEO.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the equity should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet the stated projections. There can be no assurance that the Company can attract and raise sufficient capital to go through regulatory processes required to commercialize the product or raise the capital needed to ensure operation of the company to go as planned, or the fund raising is timely enough to ensure the competitiveness of product and services offered by the company, or the regulatory agencies in the US or outside of US can approve the product or approve the product for the application deemed suitable by the Company or approve the product in the timely manner to deem the company's product competitive at the time the product can be first commercially released, or the Company will be able to find sufficient demand for the product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business, or the product made by the Company deemed safe by the Company and FDA and related regulatory agencies around the world with high probability will not cause unexpected hazardous situations to the patient and the user, turn out to be unsafe and causing harm due to misuse or other unforeseen circumstances, thereby adversely affect the profitability and commercialization effort of the Company

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any equity purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Class A Common Stock in the amount of up to $617,993.97 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Class A Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock. In addition, if we need to raise more equity capital from the sale of Class A Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We may never have an operational product or service
It is possible that some of our products under development may never be operational or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products

It is possible that some of our products may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the product development stage and are in the process of completing a prototype for our all-in-one next-generation CT and X-ray device. Delays or cost overruns in the development of our Meta I and failure of the product to commercialize and or meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, availability of parts, changes to design, FDA and ISO related and other regulatory hurdles.

Minority Holder; Securities with Voting Rights
The Class A Common Stock that an investor is buying has voting rights attached to it. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our initial revenues and growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a fast rate to ensure our success in market entry. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products and services fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
XENSE Inc. was formed on April 23, 2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. XENSE Inc. has incurred a net loss and has had limited revenues generated since its inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's

because you think that META is a good idea, that the team will be able to successfully market, and sell the product or service, and that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company owns 10+ trademarks, copyrights, internet domain names, and as well as trade secrets and know-how. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Any loss of key members of our executive team could have a negative impact on our ability to manage and grow our business effectively. This is particularly true of our Founder and Chief Executive Officer Ying Zhao, who designed and patented our core intellectual property and has been leading product development and commercialization efforts.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell products is dependent on outside government regulations such as CE and UL certifications, the FDA (Food and Drug Administration), FTC (Federal Trade Commission), and other relevant government laws and regulations. The laws and regulations concerning the selling of products may be subject to change and if they do then the selling of products may no longer be in the best interest of the Company. At such point, the Company may no longer want to sell the product, and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including supplying parts, manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible

that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Xense Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our backup technology. Any disruptions of services or cyber-attacks either on our technology provider or on Xense Inc. could harm our reputation and materially negatively impact our financial condition and business.

We are an early-stage company and have not yet generated any revenues
Xense Inc. was formed on 4/ 23/ 2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. Xense has incurred a net loss since its inception. The Company has limited or no history with target customers. If you are investing in this company, it's because you think that uTomo or Meta is a good idea, that the team will be able to successfully enter the market, and sell the product or service, and that we can price them right and sell them to enough customers so that the Company will succeed. Further, there is no assurance that we will ever be profitable.

Our future success is dependent on the continued service of our senior management and in particular our Founder and Chief Executive Officer Ying Zhao
Any loss of key members of our executive team could have a negative impact on our ability to manage and grow our business effectively. This is particularly true of our Founder and Chief Executive Officer Ying Zhao, who designed and patented our core intellectual property. The experience, technical skills and commercial relationships of our key personnel provide us with a competitive advantage, particularly as we are building our brand recognition and reputation.

We may not be able to effectively manage our growth, and any failure to do so may have an adverse effect on our business and operating results.
To date, we do not have any experience manufacturing our products at a commercial scale. If we are unable to effectively manufacture, manage our scaling up in operations, we could face unanticipated slowdowns and problems and costs that harm our ability to meet production demands.

Decreased demand in the medical imaging industry would adversely affect our business.
Demand for x-ray imaging systems is tied to the broader economy and factors outside the company's control. Should factors such as the world peace, economy and other related issues result in continued loss of general economic activity, we could experience a slower growth in demand for our products and services

If we do not protect our brand and reputation for quality and reliability, or if consumers associate negative impressions of our brand, our business will be adversely affected.
As a new entrant in the highly competitive medical imaging market, our ability to successfully grow our business is highly dependent on the reputation we establish for quality, reliability and customer service. To date, we have built a positive reputation based on our website. As we start and expand operations to retaining subscribers of META, we will need to deliver on the quality and reliability that is expected of us. If potential customers create a negative association about our brand, whether warranted or not, our business could be harmed. We depend upon our patents and trademarks licensed from a related party. Any failure to protect those intellectual property rights, or any claims that our technology infringes upon the rights of others may adversely affect our competitive position and brand equity. Our future success depends significantly on the intellectual property created by our founder and which is owned by a related entity, XenseLab LLC. If Xense Inc and XenseLab LLC are unable to protect that intellectual property from infringement, or if it is found to infringe on others our business would be materially harmed as competitors could utilize our same technology and designs.

We have not yet outfitted our initial manufacturing facility or signed contract with an OEM contract manufacturers to begin production, which is necessary to make the business viable.
Proceeds from this offering will be used to establish our initial manufacturing space in the Southern California area for our products. Previously, we had only enough space to produce demonstration products. Our business relies on being able to produce our product at scale, which can only be done once we have manufacturing space that is large enough for specialization of functions during the manufacturing process. If we are not able to outfit our initial manufacturing space in a timely manner, or on reasonable terms, our financial results may be negatively impacted.

We will relyon third-party suppliers and OEM contract manufacturers to construct our products on site as well as we intend to rely on third-party OEM contract manufacturers to manufacture at least a portion of the volume of production units.
The failure of those OEM contract manufacturers to properly manufacturer our products could damage our reputation, result in costly litigation and materially impact our ability to succeed.

We sell our subscription based imaging devices to hospitals and clinics who trained and certified x-ray technicians, who are then responsible for using the device.

We may discover that clinics or hospitals or purchasers of our device are engaging in improper imaging practices, negatively impacting the reliability of our imaging device and reputation of the imaging services provided based on such imaging device.

Further, we not only intend to manufacturer our products at our own factor ies but also to rely on third-party OEM contractors to manufacture our products .

To the extent that we do, we cannot be certain that any such OEM manufacturers will act in a manner consist ent with our standards and requiren1ents and produce Boxes in accordance with our quality standards. We may discover that our OEM partners do not end up operating their business in accordance with our standards or applicable law. The occurrence of such events by the OEM partners could result in liability to us, or reputational damage.

If an unknown defect was detected in our products and designs, and especially if such defects cause safety issues unforeseen, our business will suffer and we may not be able to stay in business.

In the ordinary course of our business, we could be subject to defect claims which may leads to failure in imaging service. Defect claims may arise a significant period of time after a building with our products has been completed. Although we maintain in general liability insurance that we believe is adequate and may be reimbursed for losses by subcontractors that we engage to assemble our products, an increase in the number of warranty and production defect claims could have a material adverse effect on our results of operations. Furthermore, any design defect in our components may require us to correct the defect in all of the products sold up until that time. Depending on the nature of the defect, we may not have the financial resources to do so and would not be able to stay in business. Even a defect that is relatively minor could be extremely costly to correct in every device and could impair our ability to operate profitably. In addition, if such a defect causes hazardous conditions which have not been able predicted or managed through our risk management effort, there may be legal as well as material claims from users, or operators and patients, which may be extremely costly for the company, could adversely impact our ability to operate profitably and our revenue growth with new potential customers.

The medical imaging industry is highly competitive and many of our competitors have greater financial resources than we do. Increased competition may make it difficult for us to operate and grow our business.

The medical imaging industry is highly competitive and we compete with traditional global ct and x ray companies. In addition, we compete with used CT and x rays that are offered for sale, which can reduce the interest in new products. Many of our competitors have significantly greater resources than we do, a greater ability to obtain financing and the ability to accept more risk than we can prudently manage. If we are unable to compete effectively in this environment, we may not be able to continue to operate our business or achieve and maintain profitability.

Government and FDA regulations may cause project delay, increase our expenses or increase the costs to our customers which could have a negative impact on our operations.

We are subject to FDA regulations and ISO and IEC standards, and radiation safety inspections by the State of California. And we are subject to CE and UL certification and approval processes at the federal and state level. If we encounter difficulties with obtaining certification to stay in operation, or fail inspections, or fail to obtain CE and UL certification and FDA approval of our products, we could experience increased costs in obtaining those approvals. Until FDA approved, CE and UL certified, ISO certified, we would have no ability to access commercial market. Further, FDA regulation, IEC standards, ISO certification, CE and UL certification may change over time, potentially increasing our costs, which we n1ay not be able to pass on to customers, negatively impact our revenue generation and profitability.

Increases in the cost of raw materials, parts or availability of parts and raw materials, could have a disruption, adverse effect on our business.

Our parts consist of x ray source, detector, structural materials and raw materials consist of aluminum, plastics, ,vhich primarily are sourced from, or dependent on materials sourced domestic vendors and vendors from overseas. The costs of these materials may increase due to increased tariffs or shipping costs or reduced supply availability of these materials n1ore generally. Further, global or local natural disruptions, including the COVID-19 pandemic, or any pandemic caused by a different pathogen may impact the supply chain, including limiting work in factories producing the materials into useable forms or impacts on the supply chain. Disruptions in supply could result in delays in our production line, delaying delivery of product s. Further, we may not be able to pass through any increased material costs to our customers which could have a material adverse effect on our ability to achieve profitability. To the extent that we are able to pass through increased costs, it may lessen any competitive advantage that we have based on price.

The company has broad discretion in the use of proceeds in this Offering.

The company has broad discretion on how to allocate the proceeds received as a result of this Offering and may use the proceeds in ways that differ from the proposed uses discussed in this offering circular. If the company fails to spend the proceeds effectively, its business and financial condition could be harmed and there may be the need to seek additional financing sooner than expected.

Stability of Business and Operating Environment

Even though medical device and healthcare serve critical needs of society, instabilities in other certain part of the world may affect financial markets, business environment and government policies within the US and in the target markets

outside of the US. Ease of access for capital and markets and operating environment could impact adversely revenue generation and business of the Company.

The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Ying Zhao	9,017	Unknown	
Ying Zhao	12,000	Class B Common Stock	63.7%
Ying Zhao	20,915,528	Class A Common Stock	

The Company's Securities

The Company has authorized Common Stock, Class A Common Stock, Class B Common Stock, Preferred Stock, SAFE 2022-2023, SAFE 2021, and Convertible Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 183,381 of Class A Common Stock.

Common Stock

The amount of security authorized is 40,010,000 with a total of 0 outstanding.

Voting Rights

The holders of the Common Stock are entitled to one (1) vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of Certificate of Incorporation (this "Restated Certificate") that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Restated Certificate or pursuant to the General Corporation Law. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Restated Certificate) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

Material Rights

General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Series Seed Preferred Stock set forth herein.

Class A Common Stock

The amount of security authorized is 40,000,000 with a total of 29,426,882 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

The total amount outstanding DOES NOT include 1,499,047 shares to be issued pursuant to outstanding warrants.

The total amount outstanding DOES NOT include 8,198,634 shares to be issued pursuant to stock options issued.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

<u>General</u>. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock.

For further information on the rights and privileges of this class of securities please see the Company's Certificate of Amendment to A&R Certificate of Incorporation and A&R Certificate of Incorporation attached to the Offering Memorandum as Exhibit F.

Class B Common Stock

The amount of security authorized is 10,000 with a total of 10,000 outstanding.

Voting Rights

Fifteen thousand (15,000) votes per share of Class B Common Stock held.

Material Rights

<u>General</u>. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Series Seed Preferred Stock set forth herein.

<u>Voting</u>: The holders of the Class B Common Stock are entitled to fifteen thousand (15,000) votes for each share of Class B Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Amended and Restated Certificate of Incorporation (this "Restated Certificate") that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Restated Certificate or pursuant to the General Corporation Law. The number of authorized shares of Class A Common Stock or Class B Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Restated Certificate) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

Preferred Stock

The amount of security authorized is 460,000 with a total of 214,286 outstanding.

Voting Rights

1 vote per the number of Series Seed Preferred Stock whole shares as convertible into Common Stock

Material Rights

<u>Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales</u>. Preferred shareholders are senior to holders of Common Stock

SAFE 2022-2023

The security will convert into Safe preferred stock and the terms of the SAFE 2022-2023 are outlined below:

Amount outstanding: $187,489.00
Interest Rate: %
Discount Rate: 80.0%
Valuation Cap: $205,000,000.00
Conversion Trigger: Equity Financing - see Material Terms below

Material Rights

<u>Equity Financing</u>. If there is an Equity Financing after the date hereof and before the termination of this SAFE, on the initial closing of such Equity Financing, this SAFE will automatically convert into the number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the Conversion Price.

<u>Liquidity Event</u>. If there is a Liquidity Event before the termination of this SAFE, this SAFE will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount").

<u>Dissolution Event</u>. If there is a Dissolution Event before the termination of this SAFE, the Investor will automatically be entitled to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior

to the consummation of the Dissolution Event.

Liquidation Priority. In a Liquidity Event or Dissolution Event, this SAFE is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is: (i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock); (ii) On par with payments for other SAFEs and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other SAFEs and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other SAFEs and/or Preferred Stock in proportion to the full payments that would otherwise be due; and (iii) Senior to payments for Common Stock.

SAFE 2021

The security will convert into Prefered stock and the terms of the SAFE 2021 are outlined below:

Amount outstanding: $861,936.00
Interest Rate: %
Discount Rate: 80.0%
Valuation Cap: $50,000,000.00
Conversion Trigger: Equity Financing - see Material Terms below

Material Rights

Equity Financing. If there is an Equity Financing after the date hereof and before the termination of this SAFE, on the initial closing of such Equity Financing, this SAFE will automatically convert into the number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the Conversion Price.

Liquidity Event. If there is a Liquidity Event before the termination of this SAFE, this SAFE will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount").

Dissolution Event. If there is a Dissolution Event before the termination of this SAFE, the Investor will automatically be entitled to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

Liquidation Priority. In a Liquidity Event or Dissolution Event, this SAFE is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is: (i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock); (ii) On par with payments for other SAFEs and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other SAFEs and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other SAFEs and/or Preferred Stock in proportion to the full payments that would otherwise be due; and (iii) Senior to payments for Common Stock.

Convertible Note

The security will convert into Common stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $74,000.00
Maturity Date: December 31, 2025
Interest Rate: 6.0%
Discount Rate: %
Valuation Cap: None
Conversion Trigger: Qualified Financing

Material Rights

The convertible notes are convertible into common shares at a conversion price. The conversion price is equal to in the event this Note is converted on or before the twelve month anniversary of the Issue Date, 80% of the lowest price per share price paid by purchasers of such equity securities in such Qualified Financing, or (ii) in the event this Note is converted after the 12 month anniversary of the Issue Date, but before the 24 month anniversary of the Issue Date, 75% of the lowest price per share price paid by purchasers of such equity securities in such Qualified Financing, or (iii) in the event this Note is converted on after the first 24 month anniversary of the Issue Date, 70% of the lowest price per share price paid by purchasers of such equity securities in such Qualified Financing. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

What it means to be a minority holder

As a minority holder of Class A Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Type of security sold: SAFE
  Final amount sold: $187,489.00
  Use of proceeds: Startup funds.
  Date: June 14, 2022
  Offering exemption relied upon: Regulation CF

- Type of security sold: SAFE
  Final amount sold: $861,936.00
  Use of proceeds: Startup Funds
  Date: January 01, 2021
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

Our major expenses are projected to include:

- Continued innovation and development of our CT and X-ray technologies.

- Efforts to promote our products and gain market traction.

- Including salaries, rent, and utilities.

- Ensuring our products meet all necessary medical and safety standards.

Foreseeable major expenses based on projections:

Scaling Production; Increasing manufacturing capabilities to meet market demand. Also successfully entering and gaining a foothold in the highly competitive medical imaging market.

Future operational challenges:

Securing Funding; Raising sufficient capital to support ongoing R&D, production scaling, and market expansion.

Future challenges related to capital resources:

Maintaining adequate cash flow to support operations during periods of high expenditure

Future milestones and events:

Successful launch of our advanced CT and X-ray systems; Obtaining necessary regulatory approvals in various markets; Forming partnerships with key players in the healthcare industry to expand our market reach; Achieving initial sales targets and establishing a stable revenue stream.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of July, 2024, the Company has capital resources available in the form of a shareholder loan in the amount of $142,666 from Ying Zhao, and $73,908 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support our ongoing research and development initiatives and scaling production.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, approximately 50% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 6 months. This is based on a current monthly burn rate of $60,000 for expenses related to salaries ($20,000), inventory ($15,000), R&D ($15,000), and operational costs ($10,000).

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 18 months. This is based on a current monthly burn rate of $100,000.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including potential future capital raises and new lines of credit after our crowdfunding raise.

Indebtedness

- Creditor: Promissory Note - Travis Ault
  Amount Owed: $350,000.00
  Interest Rate: 10.0%
  Maturity Date: August 31, 2025

- Creditor: Promissory Note - Travis Ault
  Amount Owed: $250,000.00
  Interest Rate: 12.5%
  Maturity Date: March 20, 2027

- Creditor: Promissory Note - Travis Ault
  Amount Owed: $105,000.00
  Interest Rate: 25.0%
  Maturity Date: December 17, 2022

- Creditor: Promissory Note - Ming Guo
  Amount Owed: $100,000.00
  Interest Rate: 2.5%
  Maturity Date: June 30, 2025

- Creditor: Promissory Note - Ming Guo
  Amount Owed: $60,000.00
  Interest Rate: 2.5%
  Maturity Date: October 31, 2022

- Creditor: Promissory Note - Ming Guo
  Amount Owed: $180,000.00
  Interest Rate: 2.5%
  Maturity Date: December 31, 2022

- Creditor: Loan - WeiWei
  Amount Owed: $750,000.00
  Interest Rate: 10.0%
  Maturity Date: November 27, 2026

- Creditor: Promissory Note - Ying Zhao
  Amount Owed: $10,000.00
  Interest Rate: 6.0%
  Maturity Date: May 31, 2022

- Creditor: Loan - Ying Zhao
  Amount Owed: $98,500.00
  Interest Rate: 0.0%

- Creditor: Promissory Note - Ying Zhao
  Amount Owed: $53,359.00
  Interest Rate: 6.0%
  Maturity Date: November 07, 2023

- Creditor: 2022 Convertible Note - Ming Guo
  Amount Owed: $53,000.00
  Interest Rate: 6.0%
  Maturity Date: December 31, 2025
  The convertible notes are convertible into common shares at a conversion price. The conversion price is equal to in the event this Note is converted on or before the twelve month anniversary of the Issue Date, 80% of the lowest price per share price paid by purchasers of such equity securities in such Qualified Financing, or (ii) in the event this Note is converted after the 12 month anniversary of the Issue Date, but before the 24 month anniversary of the Issue Date, 75% of the lowest price per share price paid by purchasers of such equity securities in such Qualified Financing, or (iii)

in the event this Note is converted on after the first 24 month anniversary of the Issue Date, 70% of the lowest price per share price paid by purchasers of such equity securities in such Qualified Financing. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

- Creditor: 2023 Convertible Note - Ming Guo
  Amount Owed: $21,000.00
  Interest Rate: 6.0%
  Maturity Date: December 31, 2025
  The convertible notes are convertible into common shares at a conversion price. The conversion price is equal to in the event this Note is converted on or before the twelve month anniversary of the Issue Date, 80% of the lowest price per share price paid by purchasers of such equity securities in such Qualified Financing, or (ii) in the event this Note is converted after the 12 month anniversary of the Issue Date, but before the 24 month anniversary of the Issue Date, 75% of the lowest price per share price paid by purchasers of such equity securities in such Qualified Financing, or (iii) in the event this Note is converted on after the first 24 month anniversary of the Issue Date, 70% of the lowest price per share price paid by purchasers of such equity securities in such Qualified Financing. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

Related Party Transactions

- Name of Person: Ying Zhao
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Xense Lending to Ying Zhao
  Material Terms: 1)4981.99, 3.5%, starting 7/7/2020, Mature, 7/7/2025, Paid off completely in 2021 2) Safe Investment $35,611

- Name of Person: Ming Guo
  Relationship to Company: Board Member
  Nature / amount of interest in the transaction: In 2020, the company received a loan from the one of the owners, Ming Guo, in the amount of $100,000.
  Material Terms: The loan bears an interest rate of 2.5% annum and has a maturity date set on June 30, 2025. As of December 31, 2023, and December 31, 2022, the outstanding balance of the loan is $46,152 and $46,152, respectively.

- Name of Person: Ming Guo
  Relationship to Company: Board Member
  Nature / amount of interest in the transaction: In 2022, The Company issued two Promissory Note in the aggregate amount of $240,000 to one of the shareholders, Ming Guo.
  Material Terms: The Notes bear an interest rate of 2.5% per annum. As of December 31, 2023, and December 31, 2022, outstanding balance of the notes are $240,000 and $240,000, respectively

- Name of Person: Ming Guo
  Relationship to Company: Board Member
  Nature / amount of interest in the transaction: In 2022, The Company issued a Convertible in the amount of $21,000 to one of the shareholders, Ming Guo.
  Material Terms: The Note bears an interest rate of 6% per annum. As of December 31, 2023, and December 31, 2022, the outstanding balance of the note is $21,000 and $21,000, respectively.

- Name of Person: Ming Guo
  Relationship to Company: Board Member
  Nature / amount of interest in the transaction: In 2023, The Company issued a Convertible in the amount of $57,000 to one of the shareholders, Ming Guo. The Note bears an interest rate of 6% per annum.
  Material Terms: As of December 31, 2023, and December 31, 2022, the outstanding balance of the note is $57,000 and $0, respectively.

- Name of Person: Ying Zhao
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: In 2022, the company received a loan from the one of the owners, Ying Zhao, in the amount of $10,000
  Material Terms: The loan bears an interest rate of 6% per annum. As of December 31, 2023, and December 31, 2022, the outstanding balance of the loan was $13,000 and $10,000, respectively.

- Name of Person: Ying Zhao

Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: In 2022, the company received a loan from the one of the owners, Ying Zhao, in the amount of $53,359.
Material Terms: The loan bears an interest rate of 6% per annum. As of December 31, 2023, and December 31, 2022, outstanding balance of the loan was $53,359 and $55,283, respectively.

- Name of Person: Ying Zhao
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: In 2023 and 2022, the company borrowed money from one of the shareholders, Ying Zhao, in the amount of $142,666.
  Material Terms: There is no contract in place. As of December 31, 2023, and December 31, 2022, outstanding balance of the loan is $98,500 and $34,971, respectively.

Valuation

Pre-Money Valuation: $99,924,436.16

Valuation Details:

The Company set its valuation internally, without a formal third-party independent evaluation.

The pre-money valuation has NOT been calculated on a fully diluted basis. In making this calculation, we have assumed that all preferred stock is converted to common stock.

In calculating the pre-money valuation, we have NOT assumed: (i) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (ii) any shares reserved for issuance under a stock plan are issued.

The total number of shares outstanding equals 29,651,168 shares but DOES NOT include 1,499,047 shares issued pursuant to outstanding warrants and 8,198,634 shares issued pursuant to stock options issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $1,049,425 in Simple Agreements for Future Equity (SAFEs) outstanding and $74,000 in Convertible Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities that may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $14,999.87 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $617,993.97, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Marketing
  10.0%
  Marketing expenses targeting partners, customers and increasing patients awareness which may including digital advertising, tradeshow material and design, software subscription, print media and social media expenses.

- Research & Development
  10.0%
  R&D expenses of the company will focus on and therefore be spent on future technology development, which includes development of critical components, improvement on system configuration, improved implementation, advancements and continued expansion of IP portfolio.

- Company Employment
  42.5%
  Human capital investments will include payroll for the expansion of teams critical for the operation and expansion in the following areas: product development and prototype production, regulatory and quality, sales and marketing,

finance and HR.

- Working Capital
  19.0%
  Working capital to ensure cash flow and liquidity, downpayment for rent, manufacturing and other outsourced service effort

- Inventory
  5.0%
  Inventory fund will be used for parts and phantoms used in beta prototypes, typically for animal and human trials at various partner sites and potential customer sites.

- Operations
  5.5%
  Operating expenses are spend in these areas: office expenses, utilities, legal expenses and insurance.

- StartEngine Service Fees
  2.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.xense.one/ (http://xensebio.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/xense

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Xense, Inc.

[See attached]

XENSE INC.

REVIEWED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2023 AND 2022
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Xense Inc.
Irvine, California

We have reviewed the accompanying financial statements of Xense Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2023 and December 31, 2022, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2023 and December 31, 2022, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 13, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

April 30, 2024
Los Angeles, California

XENSE INC.
BALANCE SHEETS
(UNAUDITED)

As of December 31,		**2023**		**2022**
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	73,908	$	8,265
Prepaids and Other Current Assets		22,034		8,555
Total Current Assets		**95,942**		**16,820**
Property and Equipment, net		-		1,978
Intangible Assets		314,977		226,165
Total Assets	**$**	**410,919**	**$**	**244,963**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Credit Cards	$	75,332	$	22,982
Current Portion of Loans and Notes		514,858		450,254
Other Current Liabilities		330,306		153,005
Total Current Liabilities		**920,496**		**626,241**
Simple Agreement for Future Equity (SAFEs)		1,107,004		1,097,004
Promissory Note and Loans		1,120,153		1,120,153
Convertible Notes		74,000		21,000
Total Liabilities		**3,221,653**		**2,864,398**
STOCKHOLDERS EQUITY				
Common Stock- Class A		3,942		3,928
Common Stock- Class B		1		1
Series Seed Preferred Stock		22		18
Common Stock		-		-
Preferred Stock		-		-
Additional Paid in Capital		904,719		734,721
Retained Earnings/(Accumulated Deficit)		(3,719,418)		(3,358,103)
Total Stockholders' Equity		**(2,810,734)**		**(2,619,435)**
Total Liabilities and Stockholders' Equity	**$**	**410,919**	**$**	**244,963**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,	2023	2022
(USD $ in Dollars)		
Net Revenue	$ -	$ -
Cost of Goods Sold	-	-
Gross profit	-	-
Operating expenses		
Research and Development costs	164,927	657,787
Sales and Marketing	13,819	13,002
Total operating expenses	178,746	670,789
Operating Income/(Loss)	(178,746)	(670,789)
Interest Expense	194,193	208,927
Other Loss/(Income)	(11,624)	(54,475)
Income/(Loss) before provision for income taxes	(361,315)	(825,241)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	$ (361,315)	$ (825,241)

See accompanying notes to financial statements.

XENSE INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock- Class A		Common Stock- Class B		Series Seed Preferred Stock		Common Stock		Preferred Stock		Additional Paid In Capital	Accumulated Deficit	Total Shareholder Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount			
Balance—December 31, 2021	-	$ -	-	$ -	-	$ -	7,190,443	$ 719	714,285	$ 71	$ 1,196,212	$ (2,532,862)	$ (1,335,860)
Issuance of Stock	39,284,025	3,928	10,000	1	178,571	18	(7,190,443)	(719)	(714,285)	(71)	(554,857)	-	(551,700)
Share-Based Compensation	-	-	-	-	-	-	-	-	-	-	93,366		93,366
Net income/(loss)	-	-	-	-	-	-	-	-	-	-	-	(825,241)	(825,241)
Balance—December 31, 2022	39,284,025	3,928	10,000	1	178,571	18	-	-	-	-	734,721	(3,358,103)	(2,619,435)
Issuance of Stock	142,857	14	-	-	35,714	4	-	-	-	-	107,458	-	107,476
Share-Based Compensation	-	-	-	-	-	-	-	-	-	-	62,540	-	62,540
Net income/(loss)	-	-	-	-	-	-	-	-	-	-	-	(361,315)	(361,315)
Balance—December 31, 2023	39,426,882	$ 3,942	10,000	$ 1	214,286	$ 22	-	$ -	-	$ -	$ 904,719	$ (3,719,418)	$ (2,810,734)

XENSE INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2023		2022
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(361,315)	$	(825,241)
Adjustments to reconcile net income to net cash provided/(used)				
by operating activities:				
Depreciation of Property		1,978		5,905
Amortization of Intangibles		32,740		25,130
Share-based Compensation		62,540		93,366
Fair value in excess of stated value of derivative instrument		-		84,385
Changes in operating assets and liabilities:				
Prepaids and Other Current Assets		(13,479)		(8,555)
Credit Cards		52,350		(16,951)
Other Current Liabilities		177,301		153,005
Net cash used in operating activities		**(47,885)**		**(488,956)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		0		(472)
Purchases of Intangible Assets		(121,552)		(226,295)
Net cash used in investing activities		**(121,552)**		**(226,767)**
CASH FLOW FROM FINANCING ACTIVITIES				
Proceeds from Issuance of Stock		107,476		-
Capital Distribution		-		(551,700)
Borrowing on Promissory Notes and Loans		64,604		1,090,254
Borrowing on Convertible Notes		53,000		21,000
Borrowing on SAFEs		10,000		150,683
Net cash provided by financing activities		**235,080**		**710,237**
Change in Cash and Cash Equivalents		65,643		(5,486)
Cash—Beginning of the Year		8,265		13,751
Cash—End of the Year	$	**73,908**	$	**8,265**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	16,892	$	55,922

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Xense Inc was incorporated on May 15, 2018, in the state of California under the name Opah S.V. Inc. On October 28, 2018, the company changed the name to Xense Biotec Inc. and on May 17, 2021, the company once again changed the name to Xense Inc. The financial statements of Xense Inc. (Which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Irvine, California.

The company is a medical imaging company based in Irvine CA, providing next-generation x-ray open design tomographic imaging technology that is to replace traditional CTs, fluoroscopes, densitometers, and general x-ray with better or at least equivalent performances.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis for reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2023, and December 31, 2022, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Intangible Assets

The Company capitalizes its patent and filing fees and legal patent and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as 10 years.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Equipment	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earn revenues from the commercialization and selling of photonic sensing technologies and health monitoring products.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2023 and December 31, 2022 amounted to $13,819 and $13,002, which is included in sales and marketing expense.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 30, 2024, which is the date the financial statements were issued.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

As of Year Ended December 31,	2023	2022
Prepaids	$ 22,034	$ 8,555

Other current liabilities consist of the following items:

As of Year Ended December 31,	2023	2022
Accrued Interest	$ 330,306	$ 153,005

4. PROPERTY AND EQUIPMENT

As of December 31, 2023, and December 31, 2022, property and equipment consists of:

As of Year Ended December 31,	2023	2022
Equipment	$ 41,337	$ 41,337
Property and Equipment, at Cost	**41,337**	**41,337**
Accumulated depreciation	(41,337)	(39,359)
Property and Equipment, Net	$ -	$ 1,978

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2023, and 2022 were in the amount of $1,978 and $5,905, respectively.

5. INTANGIBLE ASSETS

As of December 31, 2023, and December 31, 2022, intangible asset consist of:

As of Year Ended December 31,	2023	2022
Patent	$ 372,847	$ 251,295
Intangible assets, at cost	**372,847**	**251,295**
Accumulated amortization	(57,870)	(25,130)
Intangible assets, Net	$ 314,977	$ 226,165

Entire intangible assets are being amortized. Amortization expense for trademarks and patents for the fiscal year ended December 31, 2023, and 2022 was in the amount of $32,740 and $25,130, respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2023:

Period	Amortization Expense	
2024	$	32,740
2025		32,740
2026		32,740
2027		32,740
2028		32,740
Thereafter		151,278
Total	$	314,977

6.   CAPITALIZATION AND EQUITY TRANSACTIONS

Class A Common Stock

The Company is authorized to issue 40,000,000 shares of Class A common stock at a par value of $0.0001. As of December 31, 2023, and December 31, 2022, 29,426,882 and 29,284,025 shares were issued and outstanding, respectively.

Class B Common Stock

The Company is authorized to issue 10,000 shares of Class B common stock at a par value of $0.0001. As of December 31, 2023, and December 31, 2022, 10,000 shares have been issued and are outstanding.

Series Seed Preferred Stock

The Company is authorized to issue 460,000 shares of preferred shares at a par value of $0.0001. As of December 31, 2023, and December 31, 2022, 214,286 and 178,571 shares of preferred stock were issued and outstanding, respectively.

7.   SHAREBASED COMPENSATION

During 2019, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 8,198,634 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2023
Expected life (years)	10.00
Risk-free interest rate	3.95%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards		Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2021	$	4,452,105	$ 0.04	-
Granted		1,729,156	-	-
Exercised		-	-	-
Expired/Cancelled		-	-	-
Outstanding at December 31, 2022	$	6,181,261	$ 0.04	8.47
Exercisable Options at December 31, 2022	$	6,181,261	$ 0.04	8.47
Granted		2,066,580	-	-
Exercised		-	-	-
Expired/Cancelled		-	-	-
Outstanding at December 31, 2023	$	8,247,841	$ 0.04	7.47
Exercisable Options at December 31, 2023	$	8,247,841	$ 0.04	7.47

Stock option expenses for the years ended December 31, 2023, and December 31, 2022 were $62,540 and $68,616, respectively.

Warrants

A summary of the Company's warrants activity and related information is as follows:

	Number of Awards		Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2021	$	585,712	$ 0.04	-
Granted		41,667	-	-
Exercised		-	-	-
Expired/Cancelled		-	-	-
Outstanding at December 31, 2022	$	627,379	$ 0.04	3.77
Exercisable Options at December 31, 2022	$	627,379	$ 0.04	3.77
Granted		-	-	-
Exercised		-	-	-
Expired/Cancelled		-	-	-
Outstanding at December 31, 2023	$	627,379	$ 0.04	2.77
Exercisable Options at December 31, 2023	$	627,379	$ 0.04	2.77

The fair value of the restricted stock awards was estimated at the date of the grant. The grant date fair value is the stock price on the date of grant. The total fair value of the restricted stock awards vested during 2023 and 2022 was $0 and $24,750, respectively.

8. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2023			For the Year Ended December 2022		
					Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Promissory Note - Travis Ault	$ 350,000	10.00%	8/30/2020	8/31/2025	$ -	$ 324,001	$ 324,001	$ -	$ 324,001	$ 324,001
Promissory Note - Travis Ault	250,000	12.50%	3/19/2022	3/20/2027	-	250,000	250,000	-	250,000	250,000
Promissory Note - Travis Ault	105,000	25.00%	6/9/2022	12/17/2022	110,000		110,000	110,000		110,000
Promissory Note- Ming Guo	100,000	2.50%	6/9/2020	6/30/2025	-	46,152	46,152	-	46,152	46,152
Promissory Note- Ming Guo	60,000	2.50%	04/029/2022	10/31/2022	60,000	-	60,000	60,000	-	60,000
Promissory Note- Ming Guo	180,000	2.50%	5/31/2022	12/31/2022	180,000	-	180,000	180,000	-	180,000
Loan - WeiWei	750,000	10.00%	11/26/2021	11/27/2026	-	500,000	500,000	-	500,000	500,000
Promissory Note- Ying Zhao	10,000	6.00%	5/30/2022	5/31/2022	13,000	-	13,000	10,000	-	10,000
Loan - Ying Zhao	98,500		No contracts in place		98,500	-	98,500	34,971	-	34,971
Promissory Note- Ying Zhao	53,359	6.00%	11/10/2022	1/17/2023	53,358	-	53,358	55,283	-	55,283
Total					$ 514,858	$ 1,120,153	$ 1,635,011	$ 450,254	$ 1,120,153	$ 1,570,407

The summary of the future maturities is as follows:

As of Year Ended December 31, 2023

2024	$	559,025
2025		370,153
2026		500,000
2027		250,000
2028		-
Thereafter		-
Total	$	**1,679,178**

SAFE(s)

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

SAFE(s)	Principal Amount	Borrowing Period	Valuation Cap	Discount	As of Year Ended December 31, 2023	As of Year Ended December 31, 2022
Safes 2021	$ 861,936	Fiscal Year 2021	$ 50,000,000	80%	$ 861,936	$ 861,936
Safe 2022-2023	$ 150,683	Fiscal Year 2022	$ 205,000,000	80%	160,683	150,683
Fair value in excess of stated value of derivative instrument					84,385	84,385
Total SAFE(s)					$ 1,107,004	$ 1,097,004

If there is an Equity Financing after the date hereof and before the termination of this SAFE, on the initial closing of such Equity Financing, this SAFE will automatically convert into the number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the Conversion Price. If there is a Liquidity Event before the termination of this SAFE, this SAFE will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If there is a Dissolution Event before the termination of this SAFE, the Investor will automatically be entitled to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event. In a Liquidity Event or Dissolution Event, this SAFE is intended to operate like standard non-participating Preferred Stock.

The Investor's right to receive its Cash-Out Amount is: (i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock); (ii) On par with payments for other SAFEs and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other SAFEs and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other SAFEs and/or Preferred Stock in proportion to the full payments that would otherwise be due; and (iii) Senior to payments for Common Stock.

The SAFE Agreement is considered a mandatorily redeemable financial instrument under ASC 480-10-15-8. Because the SAFE may require the issuer to redeem the instrument for cash upon a change of control, the agreement should be classified and recorded as a liability under ASC 480-10-25-8 because a change of control is an event that is considered not under the sole control of the issuer. Therefore, the SAFEs are classified as marked-to-market liabilities pursuant to ASC 480 in other long-term liabilities.

Convertible Note(s)

Below are the details of the convertible notes:

Debt Instrument Name	Interest Rate	Borrowing Period	Maturity Date	Principal Amount	For the Year Ended December 2023			For the Year Ended December 2022		
					Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
2022 Convertible Note - Ming Guo	6.00%	12/31/2023	12/31/2025	$ 53,000	$ -	$ 53,000	$ 53,000	$ -	$ -	$ -
2023 Convertible Note - Ming Guo	6.00%	12/31/2022	12/31/2025	21,000	-	21,000	21,000	-	21,000	21,000
Total				$ 74,000	$ -	$ 74,000	$ 74,000	$ -	$ 21,000	$ 35,000

The convertible notes are convertible into common shares at a conversion price. The conversion price is equal to in the event this Note is converted on or before the twelve month anniversary of the Issue Date, 80% of the lowest price per share price paid by purchasers of such equity securities in such Qualified Financing, or (ii) in the event this Note is converted after the 12 month anniversary of the Issue Date, but before the 24 month anniversary of the Issue Date, 75% of the lowest price per share price paid by purchasers of such equity securities in such Qualified Financing, or (iii) in the event this Note is converted on after the first 24 month anniversary of the Issue Date, 70% of the lowest price per share price paid by purchasers of such equity securities in such Qualified Financing. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

9.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2023 and December 31, 2022 consists of the following:

As of Year Ended December 31,	2023	2022
Net Operating Loss	$ (120,996)	$ (127,502)
Valuation Allowance	120,996	127,502
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2023, and December 31, 2022 are as follows:

As of Year Ended December 31,	2023	2022
Net Operating Loss	$ (594,150)	$ (473,154)
Valuation Allowance	594,150	473,154
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2023 and December 31, 2022. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2023, the Company had federal cumulative net operating loss ("NOL") carryforwards of $1,991,118, and the Company had state net operating loss ("NOL") carryforwards of approximately $1,991,118. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2023, and December 31, 2022, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2023, and December 31, 2022, the Company had no accrued interest and penalties related to uncertain tax positions.

10.   RELATED PARTY

In 2020, the company received a loan from the one of the owners, Ming Guo, in the amount of $100,000. The loan bears an interest rate of 2.5% annum and has a maturity date set on June 30, 2025. As of December 31, 2023, and December 31, 2022, the outstanding balance of the loan is $46,152 and $46,152, respectively.

In 2022, The Company issued two Promissory Note in the aggregate amount of $240,000 to one of the shareholders, Ming Guo. The Notes bear an interest rate of 2.5% per annum. As of December 31, 2023, and December 31, 2022, outstanding balance of the notes are $240,000 and $240,000, respectively.

In 2022, The Company issued a Convertible in the amount of $21,000 to one of the shareholders, Ming Guo. The Note bears an interest rate of 6% per annum. As of December 31, 2023, and December 31, 2022, the outstanding balance of the note is $21,000 and $21,000, respectively.

In 2023, The Company issued a Convertible in the amount of $57,000 to one of the shareholders, Ming Guo. The Note bears an interest rate of 6% per annum. As of December 31, 2023, and December 31, 2022, the outstanding balance of the note is $57,000 and $0, respectively.

In 2022, the company received a loan from the one of the owners, Ying Zhao, in the amount of $10,000. The loan bears an interest rate of 6% per annum. As of December 31, 2023, and December 31, 2022, the outstanding balance of the loan was $13,000 and $10,000, respectively.

In 2022, the company received a loan from the one of the owners, Ying Zhao, in the amount of $53,359. The loan bears an interest rate of 6% per annum. As of December 31, 2023, and December 31, 2022, outstanding balance of the loan was $53,359 and $55,283, respectively.

In 2023 and 2022, the company borrowed money from one of the shareholders, Ying Zhao, in the amount of $142,666. There is no contract in place. As of December 31, 2023, and December 31, 2022, outstanding balance of the loan is $98,500 and $34,971, respectively.

11. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

12. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2023, through April 30, 2024, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

13. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $222,913, an operating cash outflow of $92,050 and liquid assets in cash of $73,909, which are less than a year's worth of cash reserves as of December 31, 2023. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



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Introducing Meta™ CT to the World, Transforming Healthcare Delivery™

XENSE is transforming medical imaging with pioneering tech that aims to develop the first Meta CT to replace toroid CT, Densitometer, Cone Beam CT, Tomosynthesis, C arm, and general x-ray imaging system. This innovation allows a detailed, immediate understanding ...

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This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



XENSE
Revolutionary Imaging Platform
Minimize time to healthcare delivery
*Image is computer-generated of a product currently in development used for demo purposes

$0 Raised

OVERVIEW | ABOUT | TERMS | PRESS | DISCUSSION | INVESTING FAQS

Get Equity
$3.37 Per Share

PREVIOUSLY CROWDFUNDED
$187,489

RAISED
$0

INVESTORS

MIN INVEST
$249.38

VALUATION
$99.92M

REASONS TO INVEST

XENSE aims to develop the first Meta CT to replace toroid CT, Densitometer, Cone Beam CT, Tomosynthesis, C arm, and general x-ray imaging system that produces high-resolution and high-accuracy images with ultralow radiation.

 Xense targets the largest medical imaging sector, valued at $26B in 2024, with a strong CAGR of ~6.5%. As X-ray remains a central diagnostic tool globally, we believe Xense's innovations are perfectly timed.

 Join the visionaries: Join an elite group of 30+ experts and investors, including industry leaders and renowned medical professionals, united to revolutionize imaging technology.

TEAM



Ying Zhao • CEO, CTO, Board Chairman and Founder

As the CEO, CTO and Founder of Xense Meta CT, Ms. Zhao has been involved in all phases of Xense's development since its founding in 2018. She was a Vice President at Advanced Optical Technologies, Inc., where early concepts of the relevant ...

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Travis Ault • Board Member of XENSE INC and Chairman of Board for Fieldpiece Instruments

Chairman of Board for Fieldpiece Instruments.





William A Carpou • Board Member

Bill Carpou is the current chief executive officer of OCTANe, Board Member of Mobix Lab, and a partner in Visionary Ventures. Prior to joining OCTANe as CEO, Mr. Carpou was the Managing Partner for TheGreyGroup which he founded and focused on ...

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THE PITCH

Image Less. Live Better

XENSE

Present Healthcare Delivery Modalities

General X-ray, CT, CTA, CTP Densitometer	CT	C Arm, Fluoro, Cone Beam CT, 0 Arm, Bi-Plane Navigation Software	CT General X-ray
Diagnosis	Surgical Planning	Intervention Guidance	Post Operation Monitoring

The Future

Replaced by One Device



XENSE Imaging Technology
One Device
MetaCT

Powered by uTomo

uTomo is currently in development and not yet available to consumers. The image is a computer-generated rendering for demonstration purposes.



XENSE is revolutionizing medical imaging with next-gen CT and X-ray technology. Our innovative uTomo technology, initially funded by NASA, is expected to offer **unparalleled clarity and precision**, allowing detailed and accurate imaging. Backed by 30+ years of expertise and 50+ patents filed, our experienced team is dedicated to saving lives and improving healthcare. We. believe uTomo technology is redefining safety, personalization, precision, and outcome in radiology.

history of X-Ray Imaging Systems

timeline







computer generated image

1895	1972	1993 -2007	2018	2024
Discovery of X-ray	First CT	Scatter Removal Flash Densitometer NASA Funding	XENSE INC Patents for uTomo & Meta CT	First Meta CT in the World 2D/3D imaging, Densitometer to replace CT, DXA, Fluoroscope, General x-ray modalities >50 patents filed >30 patents issued
Wilhelm Röntgen Engineer and physicist	Sir Godfrey Hounsfield Engineer and physicist	Dr. YongSheng Chao Physicist & engineer Late Father of Ying Zhao	Ying Zhao Molecular biologist & second generation engineer	

Meta CT - Disruptive Technology changes everything!

One x-ray device with minimized movement for accurate 3D imaging to replace Toroid CT, tomosynthesis, cone beam CT, O-arm, densitometer and general x-ray system



THE PROBLEM & OUR SOLUTION

Minimize Time To Diagnosis, Intervention, and Treatment^{TM}

Atherosclerosis is a chronic inflammatory disease of the arteries , is a leading cause for CVD, and is the underlying cause of about 50% of all deaths in westernized society[3].

- Cardiovascular disease (CVD) accounted for 928,741 deaths in the US in the year 2020[4].
- Between 2018 and 2019, direct and indirect costs of total CVD were $407.3 billion ($251.4 billion in direct costs and $155.9 billion in lost productivity/mortality).
- In 2020 in the United States, coronary heart disease (CHD) was the leading cause (41.2%) of deaths attributable to CVD in the United States, followed by stroke (17.3%), other CVD (16.8%), high blood pressure (12.9%), heart failure (9.2%), diseases of the arteries (2.6%).

CT has recently received a class I recommendation as the initial test for symptomatic patients.

| Our Solution: uTomo™

Quantitative 2D & 3D	Compact & Movements can be as Small as <1°	Ultralow Radiation
Enabling much improved: Precision, Accuracy, Certainty &Outcome		

uTomo   VS   Traditional CTs

   

1°
Total Movement

360°
Total Movement

Complex Robotics	High Radiation	High Radiology Errors

XENSE   X

XENSE aims to revolutionize medical imaging by making advanced CT, fluoroscope, densitometer more accessible to outpatient clinics. The initial concept of our innovation, uTomo, was funded by NASA, offers high-resolution, low interference imaging with minimal radiation, enabling faster and more accurate diagnosis and intervention guidance. The technology has the potential to save lives by minimizing the

time needed to reach the diagnosis and intervention for life threatening conditions, such as those caused by stroke and cardiovascular illnesses.

Introducing MetaCT™
We believe META 1™ will be the first 3D X-ray Imaging System In the World based on uTomo™, eco-friendly, user friendly, providing advanced STANDARDIZED high resolution 2D and 3D CT images, to replace traditional CT and General X-ray radiology systems, enabling AI for human body imaging.
MetaCT™
Enabled by uTomo™
VS
Traditional CTs
Radiation
Time for 3D Tomographic Imaging
Time from Diagnosis, to Treatment, to Wellness
Patient Comfort User Ease of Accessibility
Eco-Friendly
Cost

**MetaCT™ is currently in development and not yet available to consumers.*

THE MARKET & OUR TRACTION

The Future of Imaging is Here

The Market

X-ray is the most adopted imaging modality for diagnostics and intervention guidance

Global Medical X-Ray & CT Market Size (Annual Revenue)

$18 Billion (2021)

$26 Billion (2026)

X-ray imaging plays fundamental role in delivering high-quality healthcare in every modern-day healthcare system



X E N S E

XENSE is targeting the global x-ray imaging and analysis market, projected to reach **$26 billion by 2026**. X-ray and CT imaging are crucial for diagnostics and intervention in modern healthcare, with X-ray being the most adopted modality. We believe our uTomo technology is revolutionizing this sector with over **50 patents** filed worldwide. Our dedicated team of **30+ experts** combines decades of experience across medical, engineering, and business fields. Backed by significant funding, XENSE believes it's positioned to transform healthcare delivery with **high-resolution**, precise imaging solutions.



Sean Lavine, M.D.

Director of Neuroendovascular Services, New York Presbyterian Hospital, Columbia University Medical Center

Professor of Neurological Surgery and Neuroradiology, Columbia University Vagelos College of Physicians and Surgeons

"The uTomo technology will combine two of the most widely used and accepted techniques of X ray imaging plain X ray and CT scanning. And this will enable us to have the ability to diagnose patients in the field with life threatening problems at a more rapid rate and facilitate the transfer of those patients to a hospital where high level care can be delivered such as with an acute stroke, where we say in neurological surgery time is brain. If we can get that patient to a facility where they can have re-establishment of blood flow in their brain at a faster time, we would expect them to have lower disability, a better outcome and ultimately higher quality of life."

X E N S E   X

WHY INVEST

Transform Lives with XENSE



Join the XENSE Investor Family and be part of a **groundbreaking journey** in medical innovation. Our technology, backed by successful serial entrepreneurs and industry leaders, has the potential to revolutionize medical imaging with **unparalleled precision and accessibility**. Your investment will accelerate the delivery of life-saving imaging solutions to clinics worldwide, transforming healthcare and **improving patient outcomes**.

Don't miss this opportunity to be a catalyst for change—invest in XENSE today!



ABOUT

HEADQUARTERS
15 Hubble Num 200F
Irvine, CA 92618

WEBSITE
View Site ⎋

XENSE is transforming medical imaging with pioneering tech that aims to develop the first Meta CT to replace toroid CT, Densitometer, Cone Beam CT, Tomosynthesis, C arm, and general x-ray imaging system. This innovation allows a detailed, immediate understanding of the human body. Backed by a stellar team, our mission is to bring this future of imaging to the present improving quality of life. The Company is currently in the pre-sales and pre-revenue stage of business development.

TERMS

XENSE

Overview

PRICE PER SHARE
$3.37

VALUATION
$99.92M

DEADLINE ⓘ
Nov. 21, 2024 at 7:59 AM UTC

FUNDING GOAL ⓘ
$15k - $618k

Breakdown

MIN INVESTMENT ⓘ
$249.38

OFFERING TYPE
Equity

MAX INVESTMENT ⓘ
$14,999.87

ASSET TYPE
Common Stock

MIN NUMBER OF SHARES OFFERED
4,451

SHARES OFFERED
Class A Common

MAX NUMBER OF SHARES OFFERED
183,381

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Financials

Risks

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Loyalty Bonus

Previous Reg. CF investors who invest in this offering round will receive an additional 10% bonus shares

Time-Based Perks

Early Bird 2: Invest $5,000+ within the first 2 weeks | 2% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks | 3% bonus shares

Early Bird 4: Invest $20,000+ within the first 2 weeks | 4% bonus shares

Early Bird 5: Invest $50,000+ within the first 2 weeks | 5 % bonus shares

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $5,000+ between days 35 - 40 and receive 8% bonus shares

Amount-Based Perks

Tier 1 Perk: Invest $5,000 + and receive 2% bonus shares

Tier 2 Perk: Invest $10,000 + receive 3% bonus shares

Tier 3 Perk: Invest $25,000 + receive 4% bonus shares

Tier 4 Perk: Invest $50,000+ and receive 5% bonus shares

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the

perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

XENSE Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. Venture Club bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class A Common Stock at $3.37 / share, you will receive 110 shares of Class A Common Stock, meaning you'll own 110 shares for $337. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed. Eligible investors will also receive the Venture Club Bonus and Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

PRESS

Discover how technology is being used to minimize time to diagnosis, treatment, and wellness.

X-ray imaging is the most adopted diagnostic and image guidance modality in hospitals and outpatient settings today, playing a fundamental role in delivering high quality healthcare in every modern-day healthcare system. This segment of Advancements will explore how Xense is rethinking CT

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Main Campaign Video

As the most adopted diagnostic and image guidance modality in hospitals and outpatient settings today, X-ray imaging plays a fundamental role in delivering high-quality health care.

https://www.gehealthcare.com/insights/article/committed-to-improving-access-to-care-with-digital-xray

https://www.ccdcare.com/resource-center/radiology-modalities

https://www.prweb.com/releases/advancements-series-to-educate-about-recent-developments-in-next-gen-x-ray-imaging-technology-809590430.html

X-ray imaging is an essential component of health care delivery, particularly because of its ability to penetrate tissues and give us information about various disease processes, and we can do that at a relatively low cost with a high degree of resolution. X-ray imaging is the core modality used in healthcare delivery today. It's basically used in every aspect of the delivery of healthcare.

We're living in this fantastic era of medical progress, and as a neurosurgeon who treats problems with the brain and spine, I normally work through a progression from X-ray to angiography to CT to MRI. But that advanced imaging isn't available in many environments today, like my clinic.

Errors and discrepancies in radiology are uncomfortably common, with some estimates showing the true prevalence of radiologic error to be around 30%.

https://insightsimaging.springeropen.com/articles/10.1007/s13244-016-0534-1

https://slideheaven.com/error-and-discrepancy-in-radiology-inevitable-or-avoidable.html

Quote: Modern medicine relies on accurate imaging, so the stakes for patients couldn't be higher. Sources of error include acquisition, reconciliation, or interpretation of imaging.

In addition, increased risks and frequent use associated with computed tomography has come under scrutiny in the medical community.

https://www.aafp.org/pubs/afp/issues/2011/0601/p1252.html

https://bmccancer.biomedcentral.com/articles/10.1186/s12885-022-10310-2

https://stanfordhealthcare.org/medical-tests/c/ct-scan/risk-factors.html

As everybody know, radiation is associated with slightly increased risk of cancer. It affects the DNA. The U-TOMO is a new technology that It's redefined the way we do imaging for patients. The U-TOMO has this special characteristic that it can focus on the special tissue or the organ that need to be imaged. So there is a standardization. There is precision accuracy just for the organ or the tissue that we want to image. So there is no need to expose the other tissues for radiation.

With compact and all-in-one configuration, the technology's advanced sectional and 3D imaging capabilities enable low radiation, rapid personalized diagnostic imaging, and patient accessibility.

https://www.prweb.com/releases/advancements-series-to-educate-about-recent-developments-in-next-gen-x-ray-imaging-technology-809590430.html

https://advancementstv.com/xensebio-x-ray/

https://facialimagingmobile.com/3d-cone-beam-scan/

If you think about what's next in medicine in terms of machine learning or data-driven algorithms, the better information that goes in, the more reliable those algorithms will be. The transformative opportunity of the UTOMO platform is that it integrates those components. In terms of acquisition, it takes the interference or scatter versus the primary diagnostic information and reduces that ratio to less than 1% and allows for standardization and consistency in a way we haven't seen before. Having UTOMO technology would allow me to follow treatment response in a brain tumor, look at the healing of a fracture, look at volumetrics in neurodegenerative disease or dementia in a way that I can't today.

Minimizing the time for diagnosis and time for intervention, the UTOMO technology can dramatically improve workflow efficiency and improve long-term treatment outcomes.

Utomo has the potential to reach a diagnosis faster. In radiology, we do something called working up a patient. Typically, that involves getting an extra, waiting for the results and then depending on what the results are, a CAT scan or other advanced imaging. Utomo has the ability of combining several steps at once and allowing us to reach a diagnosis faster. The faster we can reach a diagnosis, the quicker

the treatment, the patient outcome will be. This can be important in several examples. Fractures, if there is delayed imaging, delayed interpretation, they can result in chronic pain and osteoarthritis. If there's a delay in identifying bone tumors, that can make the difference between having a limb a preparing surgery or a complete amputation. Also, patients with tumors require imaging follow-up that often has radiation, and that's a concern. Utomo has the potential to be able to provide improved imaging with lower dose in those patients.

Dramatically improving accessibility of advanced imaging capabilities and reducing the time required for workflow and radiation exposure has the potential to fundamentally transform how healthcare is being delivered.

As a surgeon, I rely on imaging in diagnostic structural situations and also real-time procedural situations. The promise of the UTOMO technology is that it would allow me to get that same information with greater accuracy and a smaller capital footprint. Any patient who's had a CT or MRI scan understands the infrastructure that's involved around that and the personnel that are involved around that. And this provides a lot of cascading benefits in an integrated solution in terms of reduced cost and obviously a reduced eco-impact.

The UTOMO technology will combine two of the most widely used and accepted techniques of X-ray imaging, plain X-ray and CT scanning. And this will enable us to have the ability to diagnose patients in the field with life-threatening problems at a more rapid rate and facilitate the transfer of those patients to a hospital where high-level care can be delivered, such as with an acute stroke, where we say in neurological surgery, time is brain. If we can get that patient to a facility where they can have reestablishment of blood flow in their brain at a faster time, we would expect them to have lower disability, a better outcome, and ultimately, higher quality of life.

Video on Page 1

Two million brain cells die each minute with the onset of a stroke episode if blood flow is not restored.

With one in four adults having a stroke in their lifetime, and 2 to 3 % of the American population suffering from a long-term disability due to a stroke episode, the demand to improve CT technology for fast diagnostics and intervention guidance has never been greater.

Utomo, by Xense, is a new X-ray imaging technology with an ultra fast, ultra-low radiation system without 360-degree rotation.

Enabling AI technology, UTOMO will minimize the time to diagnosis, treatment, and wellness, and will apply to all CT procedures, including those for COVID.

Backing us in the effort to bring Xense's UTOMO technology to your nearest clinics will save millions of lives and improve the health of individuals across the world.

Be one of the first to fund productions of prototypes and clinical trials to gain FDA approval.

Help us bring this technology to patients sooner around the world. Xense. Image less, no more.

Live better.

Video on Page 2

Ct is an advanced imaging modality providing irreplaceable patient-specific information for diagnostics and image guidance of intervention procedures.

The conventional CT scanner consists of an X-ray source and a detector, both located in the circular housing. The patient must lay down and remain extremely still for the detector to collect 2D images which are assembled into a 3D image in a process called computed tomography. From there, a physician gets detailed images of the anatomical area inside the patient that he is interested in studying to obtain a diagnosis.

While these images are of good quality, there are several disadvantages this technique possesses that have been present from the start almost 50 years ago.

https://academic.oup.com/book/31816/chapter-abstract/266638225?redirectedFrom=fulltext

Introducing XENSE uTomo, next generation non-rotational CT technology, providing eco-friendly, personalized ultra-low radiation tomography at the ultra-fast speed.

Like in traditional CT scans, the patient lies down on a table but is not strapped into a small circular cavity because the uTomo technology only needs radiation within essentially a minimized area and less than one degree to obtain sufficient 2D images recorded by flat detectors to then allow a proprietary software algorithm to reconstruct a 3D image of the region of interest in the patient. What is more, the resolution and speed of tomography can be adjusted in a broad range based on the imaging requirements of patient's clinical needs. This was not typically possible before with a traditional CT. As 2D images are used in the reconstruction of 3D images, the device based on UTOMO can be used as an all-in-one system, compact with a small footprint, combining CT and automated general X-ray system for doctors and AI software to study patients in far greater detail and precision than ever before.

Minimize time to diagnosis, time to treatment, and time to wellness. Xense. Image less, live better.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

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- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 10:21 PM 05/17/2021
FILED 10:21 PM 05/17/2021
SR 20211844560 - File Number 6856075

CERTIFICATE OF AMENDMENT
TO
AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
XENSE BIOTEC INC

The undersigned does hereby certify on behalf of Xense Biotec Inc, a corporation organized and existing under the laws of the State of Delaware (the "**Corporation**"), as follows:

1. The name of the corporation is Xense Biotec Inc. This corporation was originally incorporated pursuant to the General Corporation Law of the State of Delaware on April 23, 2018.

2. This Certificate of Amendment to the Amended and Restated Certificate of Incorporation has been duly adopted in accordance with the applicable provisions of Section 242 of the General Corporation Law of the State of Delaware.

3. Pursuant to Section 242 of the General Corporation Law of the State of Delaware, this Certificate of Amendment amends the provisions of the corporation's Amended and Restated Certificate of Incorporation as set forth herein.

4. Article First of the Amended and Restated Certificate of Incorporation of this corporation is hereby amended it in its entirety with the following:

"**FIRST:** The name of this corporation is Xense, Inc. (the "**Corporation**")."

IN WITNESS WHEREOF, Xense Biotec Inc has caused this Certificate of Amendment to Amended and Restated Certificate of Incorporation to be signed by the undersigned, a duly authorized officer of the Corporation, on May 14, 2021.



____
Ying Zhao, Chief Executive Officer

4811-1380-4520v1/105513-0000

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:36 PM 03/23/2020
FILED 02:36 PM 03/23/2020
SR 20202313623 - File Number 6856075

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF XENSE BIOTEC INC

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

Xense Biotec Inc, a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is Xense Biotec Inc, and that this corporation was originally incorporated pursuant to the General Corporation Law on April 23, 2018, under the name Opah S.V. Inc.

2. That the Board of Directors duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

FIRST: The name of this corporation is Xense Biotec Inc (the "**Corporation**").

SECOND: The address of the registered office of the Corporation in the State of Delaware is 919 North Market Street, Suite 950, Zip Code 19801, Wilmington, County of New Castle. The name of the Corporation's registered agent at such address is inCorp Services, Inc.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 8,658,008 shares of Common Stock, $0.0001 par value per share ("**Common Stock**"), and (ii) 714,285 shares of Series Seed Preferred Stock, $0.0001 par value per share ("**Preferred Stock**"), all of which are hereby designated "**Series Seed Preferred Stock**".

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation. Unless otherwise indicated, references to "Sections" or "Subsections" in this Article refer to sections and subsections of this Article Fourth.

A.   COMMON STOCK

1.   <u>General</u>.   The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Series Seed Preferred Stock set forth herein.

2.   <u>Voting</u>.   The holders of the Common Stock are entitled to one (1) vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); <u>provided</u>, <u>however</u>, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Amended and Restated Certificate of Incorporation (this "**Restated Certificate**") that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Restated Certificate or pursuant to the General Corporation Law. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Restated Certificate) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B.   PREFERRED STOCK

The Series Seed Preferred Stock shall have the following rights, preferences, powers, privileges and restrictions, qualifications and limitations.

1.   <u>Dividends</u>.   The Corporation shall not declare, pay or set aside any dividends on shares of Common Stock (other than dividends payable in shares of Common Stock) unless the holders of the Series Seed Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series Seed Preferred Stock in an amount at least equal to that dividend per share of Series Seed Preferred Stock as would equal the product of (i) the dividend payable on each share of Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Series Seed Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend.

2.   <u>Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales</u>.

2.1   <u>Payments to Holders of Series Seed Preferred Stock</u>.   In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event (as defined below), the holders of shares of Series Seed Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) the Series Seed Original Issue Price (as defined below) plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Series Seed Preferred Stock been converted into Common Stock pursuant to <u>Section 4</u> immediately prior to

2

such liquidation, dissolution, winding up or Deemed Liquidation Event. If, upon the occurrence of such event, the assets of the Corporation thus distributed among the holders of the Series Seed Preferred Stock shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then the entire assets of the Corporation legally available for distribution shall be distributed ratably among the holders of the Series Seed Preferred Stock in proportion to the full preferential amount that each such holder is otherwise entitled to receive under this Subsection 2.1. The amount which a holder of a share of Series Seed Preferred Stock is entitled to receive under this Subsection 2.1 is hereinafter referred to as the "**Series Seed Liquidation Amount.**" The "**Series Seed Original Issue Price**" shall mean $2.80 per share for each share of Series Seed Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization).

2.2   Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, after the payment of all preferential amounts required to be paid to the holders of shares of Series Seed Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

2.3   Deemed Liquidation Events.

2.3.1   Each of the following events shall be considered a "**Deemed Liquidation Event**" unless the holders of a majority of the outstanding shares of Series Seed Preferred Stock (voting as a separate class on an as converted to Common Stock basis) elect otherwise by written notice given to the Corporation at least ten (10) days prior to the effective date of any such event:

(a)   a merger or consolidation in which

(i)   the Corporation is a constituent party; or

(ii)   a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or

(b)   the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a

3

whole, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

2.3.2 <u>Amount Deemed Paid or Distributed</u>. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such Deemed Liquidation Event shall be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board of Directors.

2.3.3 <u>Allocation of Escrow and Contingent Consideration</u>. In the event of a Deemed Liquidation Event, if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the "**Additional Consideration**"), the Merger Agreement shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the "**Initial Consideration**") shall be allocated among the holders of capital stock of the Corporation in accordance with <u>Subsections 2.1</u> and <u>2.2</u> as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with <u>Subsections 2.1</u> and <u>2.2</u> after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this <u>Subsection 2.3.3</u>, consideration placed into escrow or retained as a holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Additional Consideration.

3. <u>Voting</u>.

3.1 <u>General</u>. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Series Seed Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series Seed Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter; <u>provided</u>, <u>however</u>, holders of Series Seed Preferred Stock, as such, shall not be entitled to vote on the election or removal of directors of the Corporation. Except as provided by law or by the provisions of this Restated Certificate, holders of Series Seed Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as converted to Common Stock basis.

3.2 <u>Preferred Stock Protective Provisions</u>. At any time when shares of Series Seed Preferred Stock remain outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or this Restated Certificate) the written consent or affirmative vote of the holders of a majority of the then outstanding shares of Series Seed Preferred Stock, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a single class and on an as converted to Common Stock basis, and any such act or transaction

entered into without such consent or vote shall be null and void ab initio, and of no force or effect:

(a) liquidate, dissolve or wind up the business and affairs of the Corporation, effect a Deemed Liquidation Event or consent to any of the foregoing;

(b) amend, alter or repeal any provision of this Restated Certificate or Bylaws of the Corporation in any manner that adversely affects the powers, preferences or rights of the Series Seed Preferred Stock;

(c) purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than (i) redemptions of or dividends or distributions on the Series Seed Preferred Stock as expressly authorized herein, (ii) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock, or (iii) securities repurchased from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service or upon exercise by the Corporation of any contractual right of first refusal; or

(d) consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required by this Section 3.2.

4. Optional Conversion. The holders of the Series Seed Preferred Stock shall have conversion rights as follows (the "**Conversion Rights**"):

4.1 Right to Convert. Each share of Series Seed Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Series Seed Original Issue Price by the Series Seed Conversion Price (as defined below) for such series in effect at the time of conversion. The "**Series Seed Conversion Price**" shall initially be equal to the Series Seed Original Issue Price. The initial Series Seed Conversion Price, and the rate at which shares of Series Seed Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

4.2 Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Series Seed Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board of Directors. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Series Seed Preferred Stock the holder is holding at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

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4.3   Mechanics of Conversion.

4.3.1   Notice of Conversion. In order for a holder of shares of Series Seed Preferred Stock to voluntarily convert such shares of Series Seed Preferred Stock into shares of Common Stock, such holder shall surrender the certificate or certificates (if any) for such shares of Series Seed Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that such holder elects to convert all or any number of the shares of Series Seed Preferred Stock represented by such certificate or certificates and, if applicable, any event on which such conversion is contingent. Such notice shall state such holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such certificates (or lost certificate affidavit and agreement) and notice shall be the time of conversion (the "**Conversion Time**"), and the shares of Common Stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time, issue and deliver at such office to such holder of Series Seed Preferred Stock, or to his, her or its nominees, a notice of issuance (or, upon request, a certificate or certificates) for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and a notice of issuance (or, upon request, certificate) for the number (if any) of the shares of Series Seed Preferred Stock represented by the surrendered certificate(s) that were not converted into Common Stock, (ii) pay in cash such amount as provided in Subsection 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (iii) pay all declared but unpaid dividends on the shares of Series Seed Preferred Stock converted.

4.3.2   Reservation of Shares. The Corporation shall at all times when any shares of Series Seed Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued stock, for the purpose of effecting the conversion of the Series Seed Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Series Seed Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of Series Seed Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Restated Certificate. Before taking any action which would cause an adjustment reducing the Series Seed Conversion Price below the then par value of the shares of Common Stock issuable upon conversion of the Series Seed Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its

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counsel, be necessary in order that the Corporation may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted Conversion Price.

4.3.3   Effect of Conversion. All shares of Series Seed Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares, including the rights, if any, to receive notices and to vote, shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion and to receive payment of any dividends declared but unpaid thereon. Any shares of Series Seed Preferred Stock so converted shall be retired and cancelled and shall not be reissued as shares of such series, and the Corporation (without the need for stockholder action) may from time to time take such appropriate action as may be necessary to reduce the authorized number of shares of Series Seed Preferred Stock accordingly.

4.3.4   No Further Adjustment. Upon any such conversion, no adjustment to the Series Seed Conversion Price shall be made for any declared but unpaid dividends on the Series Seed Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

4.3.5   Taxes. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Series Seed Preferred Stock pursuant to this Section 4. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Series Seed Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

4.4   Adjustments to Series Seed Conversion Price for Diluting Issues.

4.4.1   Special Definitions. For purposes of this Section 4, the following definitions shall apply:

(a)   "**Option**" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(b)   "**Series Seed Original Issue Date**" shall mean the date on which the first share of Series Seed Preferred Stock was issued.

(c)   "**Convertible Securities**" shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(d)   "**Additional Shares of Common Stock**" shall mean all shares of Common Stock issued (or, pursuant to Subsection 4.4.3, deemed to be issued) by the

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Corporation after the Series Seed Original Issue Date, other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, "**Exempted Securities**"):

(i)   shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on Series Seed Preferred Stock;

(ii)   shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Subsections 4.5, 4.6, 4.7 or 4.8;

(iii)   shares of Common Stock or Options issued or deemed issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board of Directors;

(iv)   shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security;

(v)   shares of Common Stock, Options or Convertible Securities issued pursuant to the acquisition of another corporation by the Corporation by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, provided, that such issuances are approved by the Board of Directors;

(vi)   shares of Common Stock, Options or Convertible Securities issued to banks or equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Board of Directors;

(vii)   shares of Common Stock, Options or Convertible Securities issued in connection with a business relationship for (A) joint ventures, technology licensing or development activities, (B) distribution, supply or manufacturing agreements, or (C) other arrangements involving corporate partners, in each case so long as such issuance is primarily for purposes other than financing purposes and is approved by the Board of Directors; or

(viii) any other securities designated as Exempted Securities by the affirmative vote of at least a majority of the then outstanding shares of Series Seed Preferred Stock, voting as a single class on an as converted to Common Stock basis.

4.4.2   No Adjustment of Conversion Price. No adjustment in the Series Seed Conversion Price shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the holders of a majority of the then outstanding shares of Series Seed Preferred Stock agreeing that no such

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adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

4.4.3   Deemed Issue of Additional Shares of Common Stock.

(a)   If the Corporation at any time or from time to time after the Series Seed Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b)   If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Series Seed Conversion Price pursuant to the terms of Subsection 4.4.4, are revised (either automatically pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) or as a result of an amendment to such terms) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the Series Seed Conversion Price computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Conversion Price as would have been obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) shall have the effect of increasing the Series Seed Conversion Price to an amount which exceeds the lower of (i) the Series Seed Conversion Price in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the Series Seed Conversion Price that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c)   If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Series Seed Conversion Price pursuant to the terms of Subsection 4.4.4 (either because the consideration per share (determined pursuant to Subsection 4.4.5) of the Additional Shares of Common Stock subject thereto was equal to or greater than the Series Seed Conversion Price then in effect, or because such Option or Convertible Security was issued before the Series Seed Original Issue Date), are revised after the

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Series Seed Original Issue Date (either automatically pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) or as a result of an amendment to such terms) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Subsection 4.4.3(a)) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d)   Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Series Seed Conversion Price pursuant to the terms of Subsection 4.4.4, the Series Seed Conversion Price shall be readjusted to such Conversion Price as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e)   If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the Series Seed Conversion Price provided for in this Subsection 4.4.3 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (b) and (c) of this Subsection 4.4.3). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the Series Seed Conversion Price that would result under the terms of this Subsection 4.4.3 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the Series Seed Conversion Price that such issuance or amendment took place at the time such calculation can first be made.

4.4.4   Adjustment of the Series Seed Preferred Stock Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Corporation shall at any time after the Series Seed Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Subsection 4.4.3), without consideration or for a consideration per share less than the Series Seed Conversion Price in effect immediately prior to such issuance or deemed issuance, then the Series Seed Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

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$$CP_2 = CP_1 * (A + B) \div (A + C)$$

For purposes of the foregoing formula, the following definitions shall apply:

(a)   "CP2" shall mean the Series Seed Conversion Price in effect immediately after such issuance or deemed issuance of Additional Shares of Common Stock;

(b)   "CP1" shall mean the Series Seed Conversion Price in effect immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock;

(c)   "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issuance or deemed issuance or upon conversion or exchange of Convertible Securities (including the Series Seed Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

(d)   "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued or deemed issued at a price per share equal to CP1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP1); and

(e)   "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

4.4.5   _Determination of Consideration_. For purposes of this Subsection 4.4, the consideration received by the Corporation for the issuance or deemed issuance of any Additional Shares of Common Stock shall be computed as follows:

(a)   Cash and Property: Such consideration shall:

(i) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

(ii) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors; and

(iii) in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board of Directors.

(b)   Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been

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issued pursuant to Subsection 4.4.3, relating to Options and Convertible Securities, shall be determined by dividing

(i) the total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(ii) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

4.4.6 <u>Multiple Closing Dates</u>. In the event the Corporation shall issue on more than one (1) date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Series Seed Conversion Price pursuant to the terms of Subsection 4.4.4, and such issuance dates occur within a period of no more than ninety (90) days from the first such issuance to the final such issuance, then, upon the final such issuance, the Series Seed Conversion Price shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

4.5 <u>Adjustment for Stock Splits and Combinations</u>. If the Corporation shall at any time or from time to time after the Series Seed Original Issue Date effect a subdivision of the outstanding Common Stock, the Series Seed Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Series Seed Original Issue Date combine the outstanding shares of Common Stock, the Series Seed Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this subsection shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.6 <u>Adjustment for Certain Dividends and Distributions</u>. In the event the Corporation at any time or from time to time after the Series Seed Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of

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Common Stock, then and in each such event the Series Seed Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Series Seed Conversion Price then in effect by a fraction:

(a)   the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(b)   the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Series Seed Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Series Seed Conversion Price shall be adjusted pursuant to this subsection as of the time of actual payment of such dividends or distributions; and (b) that no such adjustment shall be made if the holders of Series Seed Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of Series Seed Preferred Stock had been converted into Common Stock on the date of such event or (ii) a dividend or other distribution of shares of Series Seed Preferred Stock which are convertible, as of the date of such event, into such number of shares of Common Stock as they would have received if all outstanding shares of Series Seed Preferred Stock had been converted into Common Stock on the date of such event.

4.7   Adjustments for Other Dividends and Distributions.   In the event the Corporation at any time or from time to time after the Series Seed Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section 4.6 do not apply to such dividend or distribution, then and in each such event the holders of Series Seed Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Series Seed Preferred Stock had been converted into Common Stock on the date of such event.

4.8   Adjustment for Merger or Reorganization, etc. Subject to the provisions of Subsection 2.3, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Series Seed Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Subsections 4.5, 4.6 or 4.7), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Series Seed Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it

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was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of Series Seed Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of the shares of Series Seed Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the Series Seed Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the shares of Series Seed Preferred Stock.

4.9   Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Series Seed Conversion Price pursuant to this Section 4, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than fifteen (15) days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Series Seed Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of shares of a Preferred Stock (but in any event not later than fifteen (15) days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the Series Seed Conversion Price then in effect, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of shares of Series Seed Preferred Stock.

4.10   Notice of Record Date. In the event:

(a)   the Corporation shall take a record of the holders of its Common Stock (or other stock or securities at the time issuable upon conversion of the Series Seed Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other right; or

(b)   of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c)   of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation shall send or cause to be sent to the holders of Series Seed Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital

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stock or securities at the time issuable upon the conversion of shares of Series Seed Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to shares of Series Seed Preferred Stock and the Common Stock. Such notice shall be sent at least ten (10) days prior to the record date or effective date for the event specified in such notice. Any notice required by the provisions hereof to be given to a holder of shares of Series Seed Preferred Stock shall be deemed given to such holder if deposited in the United States mail, postage prepaid, and addressed to such holder at his, her or its address appearing on the books of the Corporation.

5.   Mandatory Conversion.

5.1   Trigger Events. Upon the earlier of (A) immediately prior to (but contingent upon) the closing of the sale of shares of Common Stock in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, or (B) the date, or the occurrence of an event, specified by vote or written consent of the holders of at least a majority of the then outstanding shares of Series Seed Preferred Stock (voting as a single class on an as converted to Common Stock basis) (the date of such closing or such vote or written consent is referred to herein as the "**Mandatory Conversion Date**"), (i) all outstanding shares of Series Seed Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate as calculated pursuant to Subsection 4.1 and (ii) such shares may not be reissued by the Corporation.

5.2   Procedural Requirements. All holders of record of shares of Series Seed Preferred Stock shall be given written notice by the Corporation of the Mandatory Conversion Date and the place designated for mandatory conversion of all such shares of Series Seed Preferred Stock pursuant to this Section 5. Such notice need not be given in advance of the occurrence of the Mandatory Conversion Date. Such notice shall be sent to each record holder of Series Seed Preferred Stock in accordance with Section 8. Upon receipt of such notice, each holder of shares of Series Seed Preferred Stock shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice, and shall thereafter receive a notice of issuance (or, if applicable, certificates) for the number of shares of Common Stock to which such holder is entitled pursuant to this Section 5. On the Mandatory Conversion Date, all outstanding shares of Series Seed Preferred Stock shall be deemed to have been converted into shares of Common Stock, which shall be deemed to be outstanding of record, and all rights with respect to such shares of Series Seed Preferred Stock so converted, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate, notwithstanding the failure of the holder or holders thereof to surrender the certificates at or prior to such time, except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive a notice of issuance or certificates for the number of shares of Common Stock into which shares of Series Seed Preferred Stock have been converted, cash as provided in Subsection 4.2 in respect of any fraction of a share of Common Stock otherwise

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issuable upon such conversion and payment of any declared but unpaid dividends thereon. If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. As soon as practicable after the Mandatory Conversion Date and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for shares of Series Seed Preferred Stock, the Corporation shall cause to be issued and delivered to such holder, or on his, her or its written order, to such holder's nominee, a notice of issuance or certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof and cash as provided in <u>Subsection 4.2</u> in respect of any fraction of a share of Common Stock otherwise issuable upon such conversion and payment of any declared but unpaid dividends thereon. All certificates evidencing shares of Series Seed Preferred Stock which are required to be surrendered for conversion in accordance with the provisions hereof shall, from and after the Mandatory Conversion Date, be deemed to have been retired and cancelled and the shares of Series Seed Preferred Stock represented thereby converted into Common Stock for all purposes, notwithstanding the failure of the holder or holders thereof to surrender such certificates on or prior to such date. Such converted shares of Series Seed Preferred Stock may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Series Seed Preferred Stock accordingly.

6. <u>Redemption.</u> The Series Seed Preferred Stock is not mandatorily redeemable.

7. <u>Waiver.</u> Any of the rights, powers, preferences and other terms of the Series Seed Preferred Stock set forth herein may be waived on behalf of all holders of Series Seed Preferred Stock by the affirmative written consent or vote of the holders of at least a majority of the shares of Series Seed Preferred Stock then outstanding.

8. <u>Notices.</u> Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Series Seed Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

FIFTH: Subject to any additional vote required by this Restated Certificate, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

SIXTH: Subject to any additional vote required by this Restated Certificate, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation.

SEVENTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

NG-U9ZQVMF2/4814-6470-6220v2/105513-0000

EIGHTH: Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

NINTH: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

TENTH: To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which the General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

Any amendment, repeal or modification of the foregoing provisions of this Article Tenth shall not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

ELEVENTH: Subject to any additional vote required by this Restated Certificate, the Corporation reserves the right to amend, alter, change or repeal any provision contained in this Restated Certificate, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

TWELFTH: The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, (i) any director of the Corporation who is not an employee or advisor of the Corporation or any of its subsidiaries, or (ii) any holder of Series Seed Preferred Stock or any partner, member, director, stockholder, employee or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, "**Covered Persons**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.

17

THIRTEENTH: Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including any beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's certificate of incorporation or bylaws or (iv) any action asserting a claim governed by the internal affairs doctrine.

FOURTEENTH: For purposes of Section 500 of the California Corporations Code (to the extent applicable), in connection with any repurchase of shares of Common Stock permitted under this Restated Certificate from employees, officers, directors or consultants of the Corporation in connection with a termination of employment or services pursuant to agreements or arrangements approved by the Board of Directors (in addition to any other consent required under this Restated Certificate), such repurchase may be made without regard to any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined in Section 500 of the California Corporations Code). Accordingly, for purposes of making any calculation under California Corporations Code Section 500 in connection with such repurchase, the amount of any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined therein) shall be deemed to be zero (0).

* * *

3. That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. That this Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this Corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this Corporation on this 19th day of March, 2020.

/s/ Ying Zhao
Ying Zhao, Chief Executive Officer

18

EXHIBIT G TO FORM C

TESTING THE WATERS MATERIALS

[See attached]



XENSE is taking reservations for a possible, upcoming round. Indicate interest today.

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First Meta™ CT in the World, Transforming Healthcare Delivery™

XENSE is transforming medical imaging with pioneering tech that aims to develop the first Meta CT to replace toroid CT, Densitometer, Cone Beam CT, Tomosynthesis, C arm, and general x-ray imaging system. This innovation allows a detailed, immediate understanding ...

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This Reg CF Test the Waters offering is made available through StartEngine Capital, LLC. This potential investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. This potential investment, if any, may be made through StartEngine Capital, LLC.



XENSE
Revolutionary Imaging Platform
Minimize time to healthcare delivery
*Image is computer-generated of a product currently in development used for demo purposes

$10,352.24 Reserved

OVERVIEW ABOUT PRESS DISCUSSION INVESTING FAQS

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RESERVED	INVESTORS
$10,352.24	1

REASONS TO INVEST



- XENSE aims to develop the first Meta CT to replace toroid CT, Densitometer, Cone Beam CT, Tomosynthesis, C arm, and general x-ray imaging system that produces high-resolution and high-accuracy images with ultralow radiation.



- Xense targets the largest medical imaging sector, valued at $54.3B in 2024, with a strong CAGR of 4.6%. As X-ray remains a central diagnostic tool globally, we believe Xense's innovations are perfectly timed.



- Join the visionaries: Join an elite group of 30+ experts and investors, including industry leaders and renowned medical professionals, united to revolutionize imaging technology.

No money of other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" shares is simply an indication of interest.

*XENSE'S PRODUCT UTOMO IS CURRENTLY IN DEVELOPMENT AND HAS NOT YET BEEN APPROVED BY THE FDA.

TEAM



Ying Zhao • CEO, CTO and Founder

As the CEO, CTO and Founder of Xense Meta CT, Ms. Zhao has been involved in all phases of Xense's development since its founding in 2018. She was a Vice President at Advanced Optical Technologies, Inc., where early concepts of the relevant technologie...

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Sean Lavine, MD • Head of Medical Affairs, Neuroradiology / Neurosurgery

Dr. Sean Lavine is an Investor of Xense. Dr. Lavine is a neurosurgeon / neuroradiologist and professor at Columbia University Medical Center. Dr. Lavine serves as a Director of Neuroendovascular Services at NewYork-Presbyterian Hospital/Columbia University ...

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Alan Bliss • Director of Hardware and Electronics

Mr. Bliss 's professional career began as an Electrical Engineer at Hughes Aircraft - Microelectronic Systems Division where he developed automated test software/hardware for military and commercial on-board (plane and ship) ...

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No money of other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" shares is simply an indication of interest.

ABOUT

HEADQUARTERS

15 Hubble Num 200F
Irvine, CA 92618

WEBSITE

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XENSE is transforming medical imaging with pioneering tech that aims to develop the first Meta CT to replace toroid CT, Densitometer, Cone Beam CT, Tomosynthesis, C arm, and general x-ray imaging system. This innovation allows a detailed, immediate understanding of the human body. Backed by a stellar team, our mission is to bring this future of imaging to the present improving quality of life. The Company is currently in the pre-sales and pre-revenue stage of business development.

PRESS



Discover how technology is being used to minimize time to diagnosis, treatment, and wellness.

X-ray imaging is the most adopted diagnostic and image guidance modality in hospitals and outpatient settings today, playing a fundamental role in delivering high quality healthcare in every modern-day healthcare system. This segment of Advancements will explore how Xense is rethinking CT

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